File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

AB CarVal Credit Opportunities Fund; AB CarVal Investors, L.P.; CarVal CLO Management, LLC; CarVal Investors GB LLP; AllianceBernstein (Singapore) Limited; CarVal Wensheng Private Fund Management (Shanghai) Co., Ltd; AB COF Cayman Corporation; AB COF Cayman Ltd.; AB COF US Corporation; CarVal CCF US Corporation; CarVal Contingent Credit Fund LP; Centre Street CarVal Partnership LP; CarVal CSC US Corporation; CVI EMCOF US, LLC; CVI AIF Cayman Securities Ltd; CVI AIF Master Fund II LP; CarVal CCF Luxembourg S.A R.L.; CarVal CCF Singapore Subfund; CarVal CCOF Luxembourg S.A R.L.; CVI CCOF Cayman Finance Corporation; CVI CCOF Cayman Securities Ltd; CVI CCOF Master Fund I LP; CVI CCOF Singapore Subfund; CVI CEF Cayman Securities Ltd; CVI CEF Luxembourg S.A R.L.; CVI CEF Master Fund I LP; CVI CEF Master Fund II LP; CVI CEF Master Fund III LP; CVI CEF Master Fund IV LP; CVI CEF II Master Fund I LP; CVI CEF II Master Fund II LP; CVI CEF II Master Fund III LP; CVI CEF II Master Fund IV LP; CVI CEF II Pooling Fund I LP; CVI CEF II Pooling Fund II LP; CVI CEF II Pooling Fund III LP; CVI CEF II Pooling Fund IV LP; CVI CEF II Cayman Finance Corporation; CVI CEF II Cayman Securities Ltd; CVI CEF II Luxembourg S.A R.L.; CVI CEF II Renewables, LLC; CarVal CLO I Ltd.; CarVal CLO II Ltd.; CarVal CLO III Ltd.; CarVal CLO IV Ltd.; CarVal CLO V-C Ltd.; CarVal CLO VI-C Ltd.; CarVal CLO VII-C Ltd.; CarVal CLO VIII-C Ltd.; CarVal CLO IX-C Ltd.; CarVal CLO X-C Ltd.; CarVal CLO XI-C Ltd.; CarVal CLO XII-C Ltd.; CarVal CLO XIII-C Ltd.; CarVal CLO XIV-C Ltd.; CarVal CSC Cayman Securities Ltd; CarVal CSC Cayman Finance Corporation; CarVal CSC Luxembourg S.A R.L.; CVI CSF Cayman Finance Corporation; CVI CSF Master Fund I LP; CVI CSF Master Fund II LP; CVI CSF Master Fund III LP; CVI CSF Cayman Securities LP; CVI CSF Luxembourg S.A R.L.; CVI CVF IV Lux Master S.A R.L.; CVI CVF IV Master Fund I LP; CVI CVF IV Master Fund II LP; CVI CVF IV Master Fund III LP; CVI CVF IV Master Fund IV, LLC; CVI CVF IV Cayman Finance Corporation; CVI CVF IV Cayman Securities Ltd; CVI CVF IV Singapore Subfund; CVI CVF V Master Fund I LP; CVI CVF V Master Fund II LP; CVI CVF V Master Fund III LP; CVI CVF V Master Fund IV LP; CVI CVF V Pooling Fund I LP; CVI CVF V Pooling Fund II LP; CVI CVF V Pooling Fund III LP; CVI CVF V Cayman Finance Corporation; CVI CVF V Cayman Securities Ltd; CVI CVF V Renewables, LLC; CVI CVF V Singapore Subfund; CVI CVF V Luxembourg S.ar.l.; CVI CVF VI Master Fund I LP; CVI CVF VI Master Fund II LP; CVI CVF VI Master Fund III LP; CVI CVF VI Pooling Fund I LP; CVI CVF VI Pooling Fund II LP; CVI CVF VI Pooling Fund III LP; CVI CVF VI Cayman Finance Corporation; CVI CVF VI Cayman Securities LP; CVI CVF VI Renewables, LLC; CVI CVF VI Luxembourg S.ar.l.; CVI GOF Cayman Securities Ltd; Britannica Recoveries S.A R.L.; Bohai Investment Holdings S.A R.L.; Insubria S.A R.L.; Lienza GP S.A R.L.; CVF III Mortgage Loan Trust II; CVF III Residential Investments II LLC; CVF III Mortgage Loan II Holdings LP; CVI CGS Mortgage Loan Trust I; CVI CGS Residential Investments I LLC; CVI CGS Mortgage Loan I Holdings LP; CVI LCF Mortgage Loan Trust I; CVI LCF Residential Investments I LLC; CVI SGP Acquisition Trust; CVI SGP-CO Acquisition Trust; CVI SGP LLC; Mill City Mortgage Loan Trust; CVI MC Residential Investments A LLC; CVI MC Residential Investments I LLC; Mill City Acquisition Holdings LP; Mill City Investment Holdings LP; Lyndale Holdings Limited; CVI Investment Holdings Limited; CVI VGY DevCo Holdings, LLC; CVI VGY Holdings, LLC; CVI Funding (TRS) I, LLC; CVI Loan Sub Holdings IV, LLC; CVI Loan Sub Holdings V, LLC; CVI

SL Investment Trust; CVI SL Investment Trust II; CVI SKP FF Acquisition Trust; CVI SA1 Senior Loan Holdings, LLC; CVI SKP Equity Holdings, LLC; Lyndale Investment Holdings LP; Mill City Holdings LLC; CVI REIT I, LLC; CarVal CCF Cayman Finance Corporation; CarVal CCF Cayman Securities Ltd; CVI CVF IV Lux Finance S.A R.L.; CVI CVF IV Lux Sub Holdings S.A R.L.; CVI CVF IV Lux Holdings S.A R.L.; CVI CVF IV Lux Securities S.A R.L.; AB CarVal Euro CLO I-C Designated Activity Company; AB CarVal Euro CLO II-C Designated Activity Company; AB CarVal Euro CLO III-C Designated Activity Company; AB CarVal Euro CLO IV-C Designated Activity Company; Shanghai CarVal Wensheng Equity Investment Partnership Enterprise (Limited Partnership); Lienza SCSp; Aergo Holdings Limited; Aergo Leasing II Limited; CVI Mezz Loan Sub Holdings VII, LLC; CVI SS CRE Holdings, LLC; CVI SA3 Senior Loan Holdings, LLC; CVI SL Investment Trust III; CVI SL FF Holdings, LLC; Wellington Lease Holding Limited; Wellington Lease Turbo Limited; CVI ABF Master Fund I LP; CVI ABF Master Fund II LP; CVI ABF Master Fund III LP; CVI ABF Cayman Finance Corporation; CVI ABF Cayman Securities Ltd; CVI AIF II Master Fund II LP; CVI AIF II Cayman Securities Ltd; CVI ALF Master Fund II LP; CVI ALF Cayman Securities Ltd; ABC GCO Aggregator SCSp; ABC GCO Cayman Securities Ltd; ABC GCO US LP; ABC GCO Holdings SCSp; ABC GCO Luxembourg Sarl; CVI SAF Cayman Securities Ltd; CVI SAF Master Fund LP; CVI AA Master Fund I LP; CVI AA Master Fund II LP; CVI AA Master Fund IV LP; CVI AA Cayman Securities LP; CVI AA Singapore Subfund; CVI AA Delaware Securities LP; CVI AA Lux Finance II Sarl; CVI AA Lux Master Sarl; CVI AA Lux Finance Sarl; CVI AA Lux Securities Sarl; CPT Lux Holdco Sarl

1601 UTICA AVENUE SOUTH

SUITE 1000

MINNEAPOLIS, MN 55416

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Matthew Bogart, General Counsel

AB CarVal Investors, L.P.

1601 Utica Avenue South

Suite 1000

Minneapolis, MN 55416

Copies to:

Kenneth Young, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988	William J. Bielefeld, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006 (202) 261-3386

January 8, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

:
IN THE MATTER OF	:	APPLICATION FOR AN ORDER
	:	PURSUANT TO SECTIONS 17(d) AND 57(i)
AB CarVal Credit Opportunities Fund; AB	:	OF THE INVESTMENT COMPANY ACT OF
CarVal Investors, L.P.; CarVal CLO	:	1940 AND RULE 17d-1 UNDER THE
Management, LLC; CarVal Investors GB LLP;	:	INVESTMENT COMPANY ACT OF 1940
AllianceBernstein (Singapore) Limited; CarVal Wensheng	:	PERMITTING CERTAIN JOINT
Private Fund Management (Shanghai) Co., Ltd;	:	TRANSACTIONS OTHERWISE
AB COF Cayman Corporation; AB COF	:	PROHIBITED BY SECTIONS 17(d) AND
Cayman Ltd.; AB COF US Corporation;	:	57(a)(4) OF AND RULE 17d-1 UNDER THE
CarVal CCF US Corporation; CarVal	:	INVESTMENT COMPANY ACT OF 1940
Contingent Credit Fund LP; Centre Street	:
CarVal Partnership LP; CarVal CSC US	:
Corporation; CVI EMCOF US, LLC; CVI AIF	:
Cayman Securities Ltd; CVI AIF Master Fund	:
II LP; CarVal CCF Luxembourg S.A R.L.;	:
CarVal CCF Singapore Subfund; CarVal	:
CCOF Luxembourg S.A R.L.; CVI CCOF	:
Cayman Finance Corporation; CVI CCOF	:
Cayman Securities Ltd; CVI CCOF Master	:
Fund I LP; CVI CCOF Singapore Subfund;	:
CVI CEF Cayman Securities Ltd; CVI CEF	:
Luxembourg S.A R.L.; CVI CEF Master Fund I	:
LP; CVI CEF Master Fund II LP; CVI CEF	:
Master Fund III LP; CVI CEF Master Fund IV	:
LP; CVI CEF II Master Fund I LP; CVI CEF II	:
Master Fund II LP; CVI CEF II Master Fund	:
III LP; CVI CEF II Master Fund IV LP; CVI	:
CEF II Pooling Fund I LP; CVI CEF II Pooling	:
Fund II LP; CVI CEF II Pooling Fund III LP;	:
CVI CEF II Pooling Fund IV LP; CVI CEF II	:
Cayman Finance Corporation; CVI CEF II	:
Cayman Securities Ltd; CVI CEF II	:
Luxembourg S.A R.L.; CVI CEF II Renewables,	:
LLC; CarVal CLO I Ltd.; CarVal CLO II Ltd.;	:
CarVal CLO III Ltd.; CarVal CLO IV Ltd.;	:
CarVal CLO V-C Ltd.; CarVal CLO VI-C Ltd.;	:
CarVal CLO VII-C Ltd.; CarVal CLO VIII-C	:
Ltd.; CarVal CLO IX-C Ltd.; CarVal CLO X-C	:
Ltd.; CarVal CLO XI-C Ltd.; CarVal CLO XII-	:
C Ltd.; CarVal CLO XIII-C Ltd.; CarVal CLO	:
XIV-C Ltd.; CarVal CSC Cayman Securities	:
Ltd; CarVal CSC Cayman Finance	:
Corporation; CarVal CSC Luxembourg S.A	:
R.L.; CVI CSF Cayman Finance Corporation;	:
CVI CSF Master Fund I LP; CVI CSF Master	:

Fund II LP; CVI CSF Master Fund III LP; CVI	:
CSF Cayman Securities LP; CVI CSF	:
Luxembourg S.A R.L.; CVI CVF IV Lux	:
Master S.A R.L.; CVI CVF IV Master Fund I	:
LP; CVI CVF IV Master Fund II LP; CVI CVF	:
IV Master Fund III LP; CVI CVF IV Master	:
Fund IV, LLC; CVI CVF IV Cayman Finance	:
Corporation; CVI CVF IV Cayman Securities	:
Ltd; CVI CVF IV Singapore Subfund; CVI	:
CVF V Master Fund I LP; CVI CVF V Master	:
Fund II LP; CVI CVF V Master Fund III LP;	:
CVI CVF V Master Fund IV LP; CVI CVF V	:
Pooling Fund I LP; CVI CVF V Pooling Fund II	:
LP; CVI CVF V Pooling Fund III LP; CVI CVF	:
V Cayman Finance Corporation; CVI CVF V	:
Cayman Securities Ltd; CVI CVF V	:
Renewables, LLC; CVI CVF V Singapore	:
Subfund; CVI CVF V Luxembourg S.ar.l.; CVI	:
CVF VI Master Fund I LP; CVI CVF VI	:
Master Fund II LP; CVI CVF VI Master Fund	:
III LP; CVI CVF VI Pooling Fund I LP; CVI	:
CVF VI Pooling Fund II LP; CVI CVF VI	:
Pooling Fund III LP; CVI CVF VI Cayman	:
Finance Corporation; CVI CVF VI Cayman	:
Securities LP; CVI CVF VI Renewables, LLC;	:
CVI CVF VI Luxembourg S.ar.l.; CVI GOF	:
Cayman Securities Ltd; Britannica Recoveries	:
S.A R.L.; Bohai Investment Holdings S.A R.L.;	:
Insubria S.A R.L.; Lienza GP S.A R.L.; CVF III	:
Mortgage Loan Trust II; CVF III Residential	:
Investments II LLC; CVF III Mortgage Loan II	:
Holdings LP; CVI CGS Mortgage Loan Trust I;	:
CVI CGS Residential Investments I LLC; CVI	:
CGS Mortgage Loan I Holdings LP; CVI LCF	:
Mortgage Loan Trust I; CVI LCF Residential	:
Investments I LLC; CVI SGP Acquisition	:
Trust; CVI SGP-CO Acquisition Trust; CVI	:
SGP LLC; Mill City Mortgage Loan Trust; CVI	:
MC Residential Investments A LLC; CVI MC	:
Residential Investments I LLC; Mill City	:
Acquisition Holdings LP; Mill City Investment	:
Holdings LP; Lyndale Holdings Limited; CVI	:
Investment Holdings Limited; CVI VGY DevCo	:
Holdings, LLC; CVI VGY Holdings, LLC; CVI	:
Funding (TRS) I, LLC; CVI Loan Sub Holdings	:
IV, LLC; CVI Loan Sub Holdings V, LLC; CVI	:
SL Investment Trust; CVI SL Investment Trust	:
II; CVI SKP FF Acquisition Trust; CVI SA1	:
Senior Loan Holdings, LLC; CVI SKP Equity	:
Holdings, LLC; Lyndale Investment Holdings	:

LP; Mill City Holdings LLC; CVI REIT I, LLC;	:
CarVal CCF Cayman Finance Corporation;	:
CarVal CCF Cayman Securities Ltd; CVI CVF	:
IV Lux Finance S.A R.L.; CVI CVF IV Lux Sub	:
Holdings S.A R.L.; CVI CVF IV Lux Holdings	:
S.A R.L.; CVI CVF IV Lux Securities S.A R.L.;	:
AB CarVal Euro CLO I-C Designated Activity	:
Company; AB CarVal Euro CLO II-C	:
Designated Activity Company; AB CarVal Euro	:
CLO III-C Designated Activity Company; AB	:
CarVal Euro CLO IV-C Designated Activity	:
Company; Shanghai CarVal Wensheng Equity	:
Investment Partnership Enterprise (Limited	:
Partnership); Lienza SCSp; Aergo Holdings	:
Limited; Aergo Leasing II Limited; CVI Mezz	:
Loan Sub Holdings VII, LLC; CVI SS CRE	:
Holdings, LLC; CVI SA3 Senior Loan Holdings,	:
LLC; CVI SL Investment Trust III; CVI SL FF	:
Holdings, LLC; Wellington Lease Holding	:
Limited; Wellington Lease Turbo Limited; CVI	:
ABF Master Fund I LP; CVI ABF Master Fund	:
II LP; CVI ABF Master Fund III LP; CVI ABF	:
Cayman Finance Corporation; CVI ABF	:
Cayman Securities Ltd; CVI AIF II Master	:
Fund II LP; CVI AIF II Cayman Securities Ltd;	:
CVI ALF Master Fund II LP; CVI ALF	:
Cayman Securities Ltd; ABC GCO Aggregator	:
SCSp; ABC GCO Cayman Securities Ltd; ABC	:
GCO US LP; ABC GCO Holdings SCSp; ABC	:
GCO Luxembourg Sarl; CVI SAF Cayman	:
Securities Ltd; CVI SAF Master Fund LP; CVI	:
AA Master Fund I LP; CVI AA Master Fund II	:
LP; CVI AA Master Fund IV LP; CVI AA	:
Cayman Securities LP; CVI AA Singapore	:
Subfund; CVI AA Delaware Securities LP; CVI	:
AA Lux Finance II Sarl; CVI AA Lux Master	:
Sarl; CVI AA Lux Finance Sarl; CVI AA Lux	:
Securities Sarl; CPT Lux Holdco Sarl	:
:
:
1601 UTICA AVENUE SOUTH	:
SUITE 1000	:
MINNEAPOLIS, MN 55416	:
:
File No. 812-

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on January 19, 2024 (the “Prior Order”)2 that was granted pursuant to Section 17(d) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	AB CarVal Credit Opportunities Fund (the “Existing Regulated Fund”), a closed-end management investment company registered under the 1940 Act;

•

AB CarVal Investors, L.P. (“AB CarVal”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to the Existing Regulated Fund, on behalf of itself and its successors;[3]

•

CarVal CLO Management, LLC (“CarVal CML”), an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;

•

CarVal Investors GB LLP (“CarVal IGL”), an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;

•

AllianceBernstein (Singapore) Limited (“AB Singapore”), an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;

•

CarVal Wensheng Private Fund Management (Shanghai) Co., Ltd. (“CarVal PFMSCL,” and together with AB CarVal, CarVal CML, CarVal IGL and AB Singapore, the “Existing Advisers”), an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;

•

Certain vehicles identified on Schedule A (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Existing Regulated Fund; and

•

The investment vehicles identified on Schedule B, each of which is a separate and distinct legal entity (i) whose investment adviser is an Existing Adviser (defined below), (ii) which would be an investment company but for Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act and (iii) which currently intends to rely on the Order (each, an “Existing Affiliated Fund,” and collectively, the “Existing Affiliated Funds” and together with the Existing Regulated Fund, the Existing Advisers and the Existing Wholly-Owned Subsidiaries, the “Applicants”).[4]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	AB CarVal Opportunistic Credit Fund, et al. (File No. 812-15429), Release No. IC-35083 (December 27, 2023) (notice), Release No. IC-35093 (January 19, 2024) (order).
[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly-or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]

“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Regulated Fund

The Existing Regulated Fund was organized under the Delaware Statutory Trust Act on December 20, 2022 and commenced operations on February 23, 2024. The Existing Regulated Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Existing Regulated Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Existing Regulated Fund’s principal place of business is 1601 Utica Avenue South, Suite 1000, Minneapolis, MN, 55416.

The investment objective of the Existing Regulated Fund is to seek to maximize total return, consisting of current income and capital appreciation. The Existing Regulated Fund has a five-member board, of which three members are not “interested persons” of the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	The Existing Advisers

AB CarVal is organized as a limited partnership under the laws of the state of Delaware. AB CarVal is a wholly owned subsidiary of AllianceBernstein L.P. (“AB”). AB CarVal serves as the investment adviser to the Existing Regulated Fund pursuant to an investment advisory agreement between AB CarVal and the Existing Regulated Fund (the “Advisory Agreement”). Subject to the supervision of the Existing Regulated Fund’s Board, AB CarVal is primarily responsible for the day-to-day selection of investments for the Existing Regulated Fund. AB CarVal has sole responsibility for sourcing and evaluating any potential co-investment transaction for the co-investment program.

CarVal CML is organized as a limited liability company under the laws of the state of Delaware. CarVal CML is a wholly owned subsidiary of AB CarVal. CarVal CML serves as the investment adviser to certain Existing Affiliated Funds.

CarVal IGL is organized as a limited liability partnership under the laws of the United Kingdom. CarVal IGL’s general partner is CarVal Investors UK Limited, which is a wholly owned subsidiary of AB CarVal. CarVal IGL serves as the investment adviser to certain Existing Affiliated Funds.

AB Singapore is organized under the laws of Singapore. AB Singapore is a wholly owned subsidiary of AB. AB Singapore serves as the investment adviser to certain Existing Affiliated Funds.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

CarVal PFMSCL is organized under the laws of China. CarVal PFMSCL is an indirect subsidiary of AB CarVal. CarVal PFMSCL serves as the investment adviser to certain Existing Affiliated Funds

C.	Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct wholly-owned subsidiary of the Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of the Existing Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. Each Existing Wholly-Owned Subsidiary has an investment objective and strategies that are substantially the same as, or a subset of, those of the Existing Regulated Fund. The Existing Wholly-Owned Subsidiaries are not registered under the 1940 Act because each relies on the exclusion from the definition of “investment company” contained in Section 3(c)(7) of the 1940 Act. A list of the Existing Wholly-Owned Subsidiaries is included on Schedule A hereto.

D.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is an Adviser and each of which would be an investment company but for Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act.11 A list of the Existing Affiliated Funds is included on Schedule B hereto.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

[11]

In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.
[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Matthew Bogart, General Counsel

AB CarVal Investors, L.P.

1601 Utica Avenue South

Suite 1000

Minneapolis, MN 55416

[22]

See, e.g., Great Elm Capital Corp., et al. (File No. 812-15765) Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, et al. (File No. 812-15726) Release No. IC-35567A (May 27, 2025, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, et al. (File No. 812-15771) Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., et al. (File No. 812-15512) Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., et al. (File No. 812-15770) Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, et al. (File No. 812-15704) Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., et al. (File No. 812-15769) Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735) Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., et al. (File No. 812-15562) Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483) Release No. IC-35564 (May 1, 2025) (notice), Release No. 35611 (May 28, 2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706) Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Kenneth Young, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988	William J. Bielefeld Matthew Barsamian Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund and each Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of January, 2026.

AB CARVAL CREDIT OPPORTUNITIES FUND

By:	/s/ James Ganley
Name:	James Ganley
Title:	President

AB COF CAYMAN CORPORATION AB COF CAYMAN LTD. AB COF US CORPORATION By: AB CarVal Credit Opportunities Fund, the sole member

By:	/s/ James Ganley
Name:	James Ganley
Title:	President

CARVAL CLO MANAGEMENT, LLC

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Vice President

CARVAL CCF US CORPORATION CARVAL CSC US CORPORATION

By:	/s/ James Ganley
Name:	James Ganley
Title:	President

CARVAL WENSHENG PRIVATE FUND MANAGEMENT (SHANGHAI) CO., LTD.

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Director

ALLIANCEBERNSTEIN (SINGAPORE) LIMITED

By:	/s/ Aditya Monappa
Name:	Aditya Monappa
Title:	Director

AB CARVAL INVESTORS, L.P.
CARVAL CCF CAYMAN FINANCE CORPORATION
CARVAL CCF CAYMAN SECURITIES LTD
CARVAL CONTINGENT CREDIT FUND LP
CARVAL CSC CAYMAN FINANCE CORPORATION
CARVAL CSC CAYMAN SECURITIES LTD
CENTRE STREET CARVAL PARTNERSHIP LP
CVF III MORTGAGE LOAN II HOLDINGS LP
CVF III MORTGAGE LOAN TRUST II
CVF III RESIDENTIAL INVESTMENTS II LLC
CVI AIF CAYMAN SECURITIES LTD
CVI AIF MASTER FUND II LP
CVI CCOF CAYMAN FINANCE CORPORATION
CVI CCOF CAYMAN SECURITIES LTD
CVI CCOF MASTER FUND I LP
CVI CEF CAYMAN SECURITIES LTD
CVI CEF II CAYMAN FINANCE CORPORATION
CVI CEF II CAYMAN SECURITIES LTD
CVI CEF II MASTER FUND I LP
CVI CEF II MASTER FUND II LP
CVI CEF II MASTER FUND III LP
CVI CEF II MASTER FUND IV LP
CVI CEF II POOLING FUND I LP
CVI CEF II POOLING FUND II LP
CVI CEF II POOLING FUND III LP
CVI CEF II POOLING FUND IV LP
CVI CEF MASTER FUND I LP
CVI CEF MASTER FUND II LP
CVI CEF MASTER FUND III LP
CVI CEF MASTER FUND IV LP
CVI CGS MORTGAGE LOAN I HOLDINGS LP
CVI CGS MORTGAGE LOAN TRUST I
CVI CGS RESIDENTIAL INVESTMENTS I LLC
CVI CSF CAYMAN FINANCE CORPORATION
CVI CSF CAYMAN SECURITIES LP

CVI CSF MASTER FUND I LP
CVI CSF MASTER FUND II LP
CVI CSF MASTER FUND III LP
CVI CVF IV CAYMAN FINANCE CORPORATION
CVI CVF IV CAYMAN SECURITIES LTD
CVI CVF IV MASTER FUND I LP
CVI CVF IV MASTER FUND II LP
CVI CVF IV MASTER FUND III LP
CVI CVF IV MASTER FUND IV, LLC
CVI CVF V CAYMAN FINANCE CORPORATION
CVI CVF V CAYMAN SECURITIES LTD
CVI CVF V MASTER FUND I LP
CVI CVF V MASTER FUND II LP
CVI CVF V MASTER FUND III LP
CVI CVF V MASTER FUND IV LP
CVI CVF V POOLING FUND I LP
CVI CVF V POOLING FUND II LP
CVI CVF V POOLING FUND III LP
CVI CVF V RENEWABLES, LLC
CVI CVF VI CAYMAN FINANCE CORPORATION
CVI CVF VI CAYMAN SECURITIES LP
CVI CVF VI MASTER FUND I LP
CVI CVF VI MASTER FUND II LP
CVI CVF VI MASTER FUND III LP
CVI CVF VI POOLING FUND I LP
CVI CVF VI POOLING FUND II LP
CVI CVF VI POOLING FUND III LP
CVI CVF VI RENEWABLES, LLC
CVI EMCOF US, LLC
CVI FUNDING (TRS) I, LLC
CVI GOF CAYMAN SECURITIES LTD
CVI LCF MORTGAGE LOAN TRUST I
CVI LCF RESIDENTIAL INVESTMENTS I LLC
CVI LOAN SUB HOLDINGS IV, LLC
CVI LOAN SUB HOLDINGS V, LLC
CVI MC RESIDENTIAL INVESTMENTS A LLC
CVI MC RESIDENTIAL INVESTMENTS I LLC
CVI REIT I, LLC
CVI SA1 SENIOR LOAN HOLDINGS, LLC
CVI SGP ACQUISITION TRUST
CVI SGP LLC
CVI SGP-CO ACQUISITION TRUST
CVI SKP EQUITY HOLDINGS, LLC
CVI SKP FF ACQUISITION TRUST
CVI SL INVESTMENT TRUST
CVI SL INVESTMENT TRUST II
CVI VGY DEVCO HOLDINGS, LLC
CVI VGY HOLDINGS, LLC

LYNDALE INVESTMENT HOLDINGS LP
MILL CITY ACQUISITION HOLDINGS LP
MILL CITY HOLDINGS LLC
MILL CITY INVESTMENT HOLDINGS LP
MILL CITY MORTGAGE LOAN TRUST

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Authorized Signatory

CVI MEZZ LOAN SUB HOLDINGS VII, LLC
CVI SA3 SENIOR LOAN HOLDINGS, LLC

By:	AB CarVal Investors, L.P., Sole Director of the Applicant

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Authorized Signer

CVI SL INVESTMENT TRUST III

By:	CVI General Partner, LLC, for the Applicant

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Manager

CVI SL FF Holdings, LLC

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Manager of Managing Member of Applicant

BOHAI INVESTMENT HOLDINGS S.A R.L.
BRITANNICA RECOVERIES S.A R.L.
CARVAL CCF LUXEMBOURG S.A R.L.
CARVAL CCOF LUXEMBOURG S.A R.L.
CIVC LUX MASTER S.A R.L.
CVI CEF II LUXEMBOURG S.A R.L.
CVI CEF LUXEMBOURG S.A R.L.
CVI CSF LUXEMBOURG S.A R.L.
CVI CVF IV LUX FINANCE S.A R.L.
CVI CVF IV LUX HOLDINGS S.A R.L.
CVI CVF IV LUX SECURITIES S.A R.L.
CVI CVF IV LUX SUB HOLDINGS S.A R.L.
INSUBRIA S.A R.L.
LIENZA GP S.A R.L.
CARVAL CSC LUXEMBOURG S.A R.L.
CVI CVF IV LUX MASTER S.A R.L.

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

LIENZA SCSP

By:	Lienza GP S.à r.l., its general partner

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

CARVAL CLO I LTD. CARVAL CLO II LTD. CARVAL CLO III LTD. CARVAL CLO IV LTD. CARVAL CLO V-C LTD.

By:	/s/ Dianne Farjallah
Name:	Dianne Farjallah
Title:	Director

CVI INVESTMENT HOLDINGS LIMITED LYNDALE HOLDINGS LIMITED

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director

CVI AA SINGAPORE SUBFUND
CARVAL CCF SINGAPORE SUBFUND CVI CCOF SINGAPORE SUBFUND CVI CVF IV SINGAPORE SUBFUND CVI CVF V SINGAPORE SUBFUND

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director of Variable Capital Company

CARVAL INVESTORS GB LLP

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director of the Member/Manager (CarVal Investors UK Limited)

AB CARVAL EURO CLO I-C DESIGNATED ACTIVITY COMPANY

AB CARVAL EURO CLO II-C DESIGNATED ACTIVITY COMPANY

AB CARVAL EURO CLO III-C DESIGNATED ACTIVITY COMPANY

AB CARVAL EURO CLO IV-C DESIGNATED ACTIVITY COMPANY

By:	/s/ Nicola Byrne
Name:	Nicola Byrne
Title:	Director

AERGO HOLDINGS LIMITED

By:	/s/ Greg Belonogoff
Name:	Greg Belonogoff
Title:	Director

AERGO LEASING II LIMITED

By:	/s/ Pearl Grouse
Name:	Pearl Grouse
Title:	Director

CVI SS CRE HOLDINGS, LLC

By:	/s/ Richard Mandel
Name:	Richard Mandel
Title:	Managing Member of the member/manager of the Applicant

SHANGHAI CARVAL WENSHENG EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By: CarVal Wensheng Private Fund Management (Shanghai) Co., Ltd., its general partner

By:	/s/ Lucas Detor
Name:	Lucas Detor
Title:	Legal Representative

WELLINGTON LEASE HOLDING LIMITED WELLINGTON LEASE TURBO LIMITED

By:	/s/ Pearl Grouse
Name:	Pearl Grouse
Title:	Director

CARVAL CLO VII-C LTD. CARVAL CLO VIII-C LTD. CARVAL CLO X-C LTD. CARVAL CLO XI-C LTD. CARVAL CLO XII-C LTD. CARVAL CLO XIII-C LTD. CARVAL CLO XIV-C LTD.

By:	/s/ Dianne Farjallah
Name:	Dianne Farjallah
Title:	Director

CARVAL CLO VI-C LTD. CARVAL CLO IX-C LTD.

By:	/s/ Ruari Allan
Name:	Ruari Allan
Title:	Director

By:	/s/ David Carswell
Name:	David Carswell
Title:	Director

ABC GCO CAYMAN SECURITIES LTD

ABC GCO US LP

CVI AA CAYMAN SECURITIES LP

CVI AA DELAWARE SECURITIES LP

CVI AA MASTER FUND I LP

CVI AA MASTER FUND II LP

CVI AA MASTER FUND IV LP

CVI ABF CAYMAN FINANCE CORPORATION

CVI ABF CAYMAN SECURITIES LTD

CVI ABF MASTER FUND I LP

CVI ABF MASTER FUND II LP

CVI ABF MASTER FUND III LP

CVI AIF II CAYMAN SECURITIES LTD

CVI AIF II MASTER FUND II LP

CVI ALF CAYMAN SECURITIES LTD

CVI ALF MASTER FUND II LP

CVI CEF II RENEWABLES, LLC

CVI SAF CAYMAN SECURITIES LTD

CVI SAF MASTER FUND LP

By: CVI General Partner, LLC

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Manager

ABC GCO AGGREGATOR SCSP ABC GCO HOLDINGS SCSP

By: ABC GCO Aggregator GP S.ar.l.

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

CVI CVF V LUXEMBOURG S.AR.L. CVI CVF VI LUXEMBOURG S.AR.L.

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

ABC GCO LUXEMBOURG SARL CPT LUX HOLDCO SARL CVI AA LUX FINANCE II SARL CVI AA LUX FINANCE SARL CVI AA LUX MASTER SARL CVI AA LUX SECURITIES SARL

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached Application dated as of January 8, 2026 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below; and that all actions by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument have been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

AB CARVAL CREDIT OPPORTUNITIES FUND

By:	/s/ James Ganley
Name:	James Ganley
Title:	President

AB COF CAYMAN CORPORATION AB COF CAYMAN LTD. AB COF US CORPORATION By: AB CarVal Credit Opportunities Fund, the sole member

By:	/s/ James Ganley
Name:	James Ganley
Title:	President

CARVAL CLO MANAGEMENT, LLC

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Vice President

CARVAL CCF US CORPORATION CARVAL CSC US CORPORATION

By:	/s/ James Ganley
Name:	James Ganley
Title:	President

CARVAL WENSHENG PRIVATE FUND MANAGEMENT (SHANGHAI) CO., LTD.

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Director

ALLIANCEBERNSTEIN (SINGAPORE) LIMITED

By:	/s/ Aditya Monappa
Name:	Aditya Monappa
Title:	Director

AB CARVAL INVESTORS, L.P.
CARVAL CCF CAYMAN FINANCE CORPORATION
CARVAL CCF CAYMAN SECURITIES LTD
CARVAL CONTINGENT CREDIT FUND LP
CARVAL CSC CAYMAN FINANCE CORPORATION
CARVAL CSC CAYMAN SECURITIES LTD
CENTRE STREET CARVAL PARTNERSHIP LP
CVF III MORTGAGE LOAN II HOLDINGS LP
CVF III MORTGAGE LOAN TRUST II
CVF III RESIDENTIAL INVESTMENTS II LLC
CVI AIF CAYMAN SECURITIES LTD
CVI AIF MASTER FUND II LP
CVI CCOF CAYMAN FINANCE CORPORATION
CVI CCOF CAYMAN SECURITIES LTD
CVI CCOF MASTER FUND I LP
CVI CEF CAYMAN SECURITIES LTD
CVI CEF II CAYMAN FINANCE CORPORATION
CVI CEF II CAYMAN SECURITIES LTD
CVI CEF II MASTER FUND I LP
CVI CEF II MASTER FUND II LP
CVI CEF II MASTER FUND III LP
CVI CEF II MASTER FUND IV LP
CVI CEF II POOLING FUND I LP
CVI CEF II POOLING FUND II LP
CVI CEF II POOLING FUND III LP
CVI CEF II POOLING FUND IV LP
CVI CEF MASTER FUND I LP
CVI CEF MASTER FUND II LP
CVI CEF MASTER FUND III LP
CVI CEF MASTER FUND IV LP
CVI CGS MORTGAGE LOAN I HOLDINGS LP
CVI CGS MORTGAGE LOAN TRUST I
CVI CGS RESIDENTIAL INVESTMENTS I LLC
CVI CSF CAYMAN FINANCE CORPORATION
CVI CSF CAYMAN SECURITIES LP
CVI CSF MASTER FUND I LP
CVI CSF MASTER FUND II LP
CVI CSF MASTER FUND III LP
CVI CVF IV CAYMAN FINANCE CORPORATION
CVI CVF IV CAYMAN SECURITIES LTD

CVI CVF IV MASTER FUND I LP
CVI CVF IV MASTER FUND II LP
CVI CVF IV MASTER FUND III LP
CVI CVF IV MASTER FUND IV, LLC
CVI CVF V CAYMAN FINANCE CORPORATION
CVI CVF V CAYMAN SECURITIES LTD
CVI CVF V MASTER FUND I LP
CVI CVF V MASTER FUND II LP
CVI CVF V MASTER FUND III LP
CVI CVF V MASTER FUND IV LP
CVI CVF V POOLING FUND I LP
CVI CVF V POOLING FUND II LP
CVI CVF V POOLING FUND III LP
CVI CVF V RENEWABLES, LLC
CVI CVF VI CAYMAN FINANCE CORPORATION
CVI CVF VI CAYMAN SECURITIES LP
CVI CVF VI MASTER FUND I LP
CVI CVF VI MASTER FUND II LP
CVI CVF VI MASTER FUND III LP
CVI CVF VI POOLING FUND I LP
CVI CVF VI POOLING FUND II LP
CVI CVF VI POOLING FUND III LP
CVI CVF VI RENEWABLES, LLC
CVI EMCOF US, LLC
CVI FUNDING (TRS) I, LLC
CVI GOF CAYMAN SECURITIES LTD
CVI LCF MORTGAGE LOAN TRUST I
CVI LCF RESIDENTIAL INVESTMENTS I LLC
CVI LOAN SUB HOLDINGS IV, LLC
CVI LOAN SUB HOLDINGS V, LLC
CVI MC RESIDENTIAL INVESTMENTS A LLC
CVI MC RESIDENTIAL INVESTMENTS I LLC
CVI REIT I, LLC
CVI SA1 SENIOR LOAN HOLDINGS, LLC
CVI SGP ACQUISITION TRUST
CVI SGP LLC
CVI SGP-CO ACQUISITION TRUST
CVI SKP EQUITY HOLDINGS, LLC
CVI SKP FF ACQUISITION TRUST
CVI SL INVESTMENT TRUST
CVI SL INVESTMENT TRUST II
CVI VGY DEVCO HOLDINGS, LLC
CVI VGY HOLDINGS, LLC
LYNDALE INVESTMENT HOLDINGS LP
MILL CITY ACQUISITION HOLDINGS LP
MILL CITY HOLDINGS LLC
MILL CITY INVESTMENT HOLDINGS LP
MILL CITY MORTGAGE LOAN TRUST

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Authorized Signatory

CVI MEZZ LOAN SUB HOLDINGS VII, LLC
CVI SA3 SENIOR LOAN HOLDINGS, LLC

By:	AB CarVal Investors, L.P., Sole Director of the Applicant

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Authorized Signer

CVI SL INVESTMENT TRUST III

By:	CVI General Partner, LLC, for the Applicant

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Manager

CVI SL FF Holdings, LLC

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Manager of Managing Member of Applicant

BOHAI INVESTMENT HOLDINGS S.A R.L.
BRITANNICA RECOVERIES S.A R.L.
CARVAL CCF LUXEMBOURG S.A R.L.
CARVAL CCOF LUXEMBOURG S.A R.L.
CIVC LUX MASTER S.A R.L.
CVI CEF II LUXEMBOURG S.A R.L.
CVI CEF LUXEMBOURG S.A R.L.
CVI CSF LUXEMBOURG S.A R.L.
CVI CVF IV LUX FINANCE S.A R.L.
CVI CVF IV LUX HOLDINGS S.A R.L.
CVI CVF IV LUX SECURITIES S.A R.L.
CVI CVF IV LUX SUB HOLDINGS S.A R.L.
INSUBRIA S.A R.L.
LIENZA GP S.A R.L.
CARVAL CSC LUXEMBOURG S.A R.L.
CVI CVF IV LUX MASTER S.A R.L.

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

LIENZA SCSP

By:	Lienza GP S.à r.l., its general partner

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

CARVAL CLO I LTD. CARVAL CLO II LTD. CARVAL CLO III LTD. CARVAL CLO IV LTD. CARVAL CLO V-C LTD.

By:	/s/ Dianne Farjallah
Name:	Dianne Farjallah
Title:	Director

CVI INVESTMENT HOLDINGS LIMITED LYNDALE HOLDINGS LIMITED

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director

CVI AA SINGAPORE SUBFUND
CARVAL CCF SINGAPORE SUBFUND
CVI CCOF SINGAPORE SUBFUND
CVI CVF IV SINGAPORE SUBFUND
CVI CVF V SINGAPORE SUBFUND

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director of Variable Capital Company

CARVAL INVESTORS GB LLP

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director of the Member/Manager (CarVal Investors UK Limited)

AB CARVAL EURO CLO I-C DESIGNATED ACTIVITY COMPANY

AB CARVAL EURO CLO II-C DESIGNATED ACTIVITY COMPANY

AB CARVAL EURO CLO III-C DESIGNATED ACTIVITY COMPANY

AB CARVAL EURO CLO IV-C DESIGNATED ACTIVITY COMPANY

By:	/s/ Nicola Byrne
Name:	Nicola Byrne
Title:	Director

AERGO HOLDINGS LIMITED

By:	/s/ Greg Belonogoff
Name:	Greg Belonogoff
Title:	Director

AERGO LEASING II LIMITED

By:	/s/ Pearl Grouse
Name:	Pearl Grouse
Title:	Director

CVI SS CRE HOLDINGS, LLC

By:	/s/ Richard Mandel
Name:	Richard Mandel
Title:	Managing Member of the member/manager of the Applicant

SHANGHAI CARVAL WENSHENG EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP)

By: CarVal Wensheng Private Fund Management (Shanghai) Co., Ltd., its general partner

By:	/s/ Lucas Detor
Name:	Lucas Detor
Title:	Legal Representative

WELLINGTON LEASE HOLDING LIMITED WELLINGTON LEASE TURBO LIMITED

By:	/s/ Pearl Grouse
Name:	Pearl Grouse
Title:	Director

CARVAL CLO VII-C LTD. CARVAL CLO VIII-C LTD. CARVAL CLO X-C LTD. CARVAL CLO XI-C LTD. CARVAL CLO XII-C LTD. CARVAL CLO XIII-C LTD. CARVAL CLO XIV-C LTD.

By:	/s/ Dianne Farjallah
Name:	Dianne Farjallah
Title:	Director

CARVAL CLO VI-C LTD. CARVAL CLO IX-C LTD.

By:	/s/ Ruari Allan
Name:	Ruari Allan
Title:	Director

By:	/s/ David Carswell
Name:	David Carswell
Title:	Director

ABC GCO CAYMAN SECURITIES LTD

ABC GCO US LP

CVI AA CAYMAN SECURITIES LP

CVI AA DELAWARE SECURITIES LP

CVI AA MASTER FUND I LP

CVI AA MASTER FUND II LP

CVI AA MASTER FUND IV LP

CVI ABF CAYMAN FINANCE CORPORATION

CVI ABF CAYMAN SECURITIES LTD

CVI ABF MASTER FUND I LP

CVI ABF MASTER FUND II LP

CVI ABF MASTER FUND III LP

CVI AIF II CAYMAN SECURITIES LTD

CVI AIF II MASTER FUND II LP

CVI ALF CAYMAN SECURITIES LTD

CVI ALF MASTER FUND II LP

CVI CEF II RENEWABLES, LLC

CVI SAF CAYMAN SECURITIES LTD

CVI SAF MASTER FUND LP

By: CVI General Partner, LLC

By:	/s/ Brandy Morris
Name:	Brandy Morris
Title:	Manager

ABC GCO AGGREGATOR SCSP ABC GCO HOLDINGS SCSP

By: ABC GCO Aggregator GP S.ar.l.

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

CVI CVF V LUXEMBOURG S.AR.L. CVI CVF VI LUXEMBOURG S.AR.L.

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

ABC GCO LUXEMBOURG SARL CPT LUX HOLDCO SARL CVI AA LUX FINANCE II SARL CVI AA LUX FINANCE SARL CVI AA LUX MASTER SARL CVI AA LUX SECURITIES SARL

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

Schedule A

Existing Wholly-Owned Subsidiaries

Existing Wholly-Owned Subsidiaries of AB CarVal Credit Opportunities Fund:

1.	AB COF Cayman Corporation

2.	AB COF Cayman Ltd.

3.	AB COF US Corporation

Schedule B

Existing Affiliated Funds

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by AB CarVal:

1.	AB CarVal Euro CLO I-C Designated Activity Company

2.	AB CarVal Euro CLO II-C Designated Activity Company

3.	AB CarVal Euro CLO III-C Designated Activity Company

4.	AB CarVal Euro CLO IV-C Designated Activity Company

5.	ABC GCO Aggregator SCSp

6.	ABC GCO Cayman Securities Ltd

7.	ABC GCO Holdings SCSp

8.	ABC GCO Luxembourg Sarl

9.	ABC GCO US LP

10.	Aergo Holdings Limited

11.	Aergo Leasing II Limited

12.	Bohai Investment Holdings S.A R.L.

13.	Britannica Recoveries S.A R.L.

14.	CarVal CCF Cayman Finance Corporation

15.	CarVal CCF Cayman Securities Ltd

16.	CarVal CCF Luxembourg S.A R.L.

17.	CarVal CCF Singapore Subfund

18.	CarVal CCF US Corporation

19.	CarVal CCOF Luxembourg S.A R.L.

20.	CarVal CLO I Ltd.

21.	CarVal CLO II Ltd.

22.	CarVal CLO III Ltd.

23.	CarVal CLO IV Ltd.

24.	CarVal CLO IX-C Ltd.

25.	CarVal CLO V-C Ltd.

26.	CarVal CLO VI-C Ltd.

27.	CarVal CLO VII-C Ltd.

28.	CarVal CLO VIII-C Ltd.

29.	CarVal CLO X-C Ltd.

30.	CarVal CLO XI-C Ltd.

31.	CarVal CLO XII-C Ltd.

32.	CarVal CLO XIII-C Ltd.

33.	CarVal CLO XIV-C Ltd.

34.	CarVal Contingent Credit Fund LP

35.	CarVal CSC Cayman Finance Corporation

36.	CarVal CSC Cayman Securities Ltd

37.	CarVal CSC Luxembourg S.A R.L.

38.	CarVal CSC US Corporation

39.	Centre Street CarVal Partnership LP

40.	CPT Lux Holdco Sarl

41.	CVF III Mortgage Loan II Holdings LP

42.	CVF III Mortgage Loan Trust II

43.	CVF III Residential Investments II LLC

44.	CVI AA Cayman Securities LP

45.	CVI AA Delaware Securities LP

46.	CVI AA Lux Finance II Sarl

47.	CVI AA Lux Finance Sarl

48.	CVI AA Lux Master Sarl

49.	CVI AA Lux Securities Sarl

50.	CVI AA Master Fund I LP

51.	CVI AA Master Fund II LP

52.	CVI AA Master Fund IV LP

53.	CVI AA Singapore Subfund

54.	CVI ABF Cayman Finance Corporation

55.	CVI ABF Cayman Securities Ltd

56.	CVI ABF Master Fund I LP

57.	CVI ABF Master Fund II LP

58.	CVI ABF Master Fund III LP

59.	CVI AIF Cayman Securities Ltd

60.	CVI AIF II Cayman Securities Ltd

61.	CVI AIF II Master Fund II LP

62.	CVI AIF Master Fund II LP

63.	CVI ALF Cayman Securities Ltd

64.	CVI ALF Master Fund II LP

65.	CVI CCOF Cayman Finance Corporation

66.	CVI CCOF Cayman Securities Ltd

67.	CVI CCOF Master Fund I LP

68.	CVI CCOF Singapore Subfund

69.	CVI CEF Cayman Securities Ltd

70.	CVI CEF II Cayman Finance Corporation

71.	CVI CEF II Cayman Securities Ltd

72.	CVI CEF II Luxembourg S.A R.L.

73.	CVI CEF II Master Fund I LP

74.	CVI CEF II Master Fund II LP

75.	CVI CEF II Master Fund III LP

76.	CVI CEF II Master Fund IV LP

77.	CVI CEF II Pooling Fund I LP

78.	CVI CEF II Pooling Fund II LP

79.	CVI CEF II Pooling Fund III LP

80.	CVI CEF II Pooling Fund IV LP

81.	CVI CEF II Renewables, LLC

82.	CVI CEF Luxembourg S.A R.L.

83.	CVI CEF Master Fund I LP

84.	CVI CEF Master Fund II LP

85.	CVI CEF Master Fund III LP

86.	CVI CEF Master Fund IV LP

87.	CVI CGS Mortgage Loan I Holdings LP

88.	CVI CGS Mortgage Loan Trust I

89.	CVI CGS Residential Investments I LLC

90.	CVI CSF Cayman Finance Corporation

91.	CVI CSF Cayman Securities LP

92.	CVI CSF Luxembourg S.A R.L.

93.	CVI CSF Master Fund I LP

94.	CVI CSF Master Fund II LP

95.	CVI CSF Master Fund III LP

96.	CVI CVF IV Cayman Finance Corporation

97.	CVI CVF IV Cayman Securities Ltd

98.	CVI CVF IV Lux Finance S.A R.L.

99.	CVI CVF IV Lux Holdings S.A R.L.

100.	CVI CVF IV Lux Master S.A R.L.

101.	CVI CVF IV Lux Securities S.A R.L.

102.	CVI CVF IV Lux Sub Holdings S.A R.L.

103.	CVI CVF IV Master Fund I LP

104.	CVI CVF IV Master Fund II LP

105.	CVI CVF IV Master Fund III LP

106.	CVI CVF IV Master Fund IV, LLC

107.	CVI CVF IV Singapore Subfund

108.	CVI CVF V Cayman Finance Corporation

109.	CVI CVF V Cayman Securities Ltd

110.	CVI CVF V Luxembourg S.a r.l

111.	CVI CVF V Master Fund I LP

112.	CVI CVF V Master Fund II LP

113.	CVI CVF V Master Fund III LP

114.	CVI CVF V Master Fund IV LP

115.	CVI CVF V Pooling Fund I LP

116.	CVI CVF V Pooling Fund II LP

117.	CVI CVF V Pooling Fund III LP

118.	CVI CVF V Renewables, LLC

119.	CVI CVF V Singapore Subfund

120.	CVI CVF VI Cayman Finance Corporation

121.	CVI CVF VI Cayman Securities LP

122.	CVI CVF VI Luxembourg S.a r.l

123.	CVI CVF VI Master Fund I LP

124.	CVI CVF VI Master Fund II LP

125.	CVI CVF VI Master Fund III LP

126.	CVI CVF VI Pooling Fund I LP

127.	CVI CVF VI Pooling Fund II LP

128.	CVI CVF VI Pooling Fund III LP

129.	CVI CVF VI Renewables, LLC

130.	CVI EMCOF US, LLC

131.	CVI Funding (TRS) I, LLC

132.	CVI GOF Cayman Securities Ltd

133.	CVI Investment Holdings Limited

134.	CVI LCF Mortgage Loan Trust I

135.	CVI LCF Residential Investments I LLC

136.	CVI Loan Sub Holdings IV, LLC

137.	CVI Loan Sub Holdings V, LLC

138.	CVI MC Residential Investments A LLC

139.	CVI MC Residential Investments I LLC

140.	CVI Mezz Loan Sub Holdings VII, LLC

141.	CVI REIT I, LLC

142.	CVI SA1 Senior Loan Holdings, LLC

143.	CVI SA3 Senior Loan Holdings, LLC

144.	CVI SAF Cayman Securities Ltd

145.	CVI SAF Master Fund LP

146.	CVI SGP Acquisition Trust

147.	CVI SGP LLC

148.	CVI SGP-CO Acquisition Trust

149.	CVI SKP Equity Holdings, LLC

150.	CVI SKP FF Acquisition Trust

151.	CVI SL FF Holdings, LLC

152.	CVI SL Investment Trust

153.	CVI SL Investment Trust II

154.	CVI SL Investment Trust III

155.	CVI SS CRE Holdings, LLC

156.	CVI VGY DevCo Holdings, LLC

157.	CVI VGY Holdings, LLC

158.	Insubria S.A R.L.

159.	Lienza GP S.A R.L.

160.	Lienza SCSp

161.	Lyndale Holdings Limited

162.	Lyndale Investment Holdings LP

163.	Mill City Acquisition Holdings LP

164.	Mill City Holdings LLC

165.	Mill City Investment Holdings LP

166.	Mill City Mortgage Loan Trust

167.	Shanghai CarVal Wensheng Equity Investment Partnership Enterprise (Limited Partnership)

168.	Wellington Lease Holding Limited

169.	Wellington Lease Turbo Limited

EXHIBIT A

Resolutions of Board of Trustees of AB CarVal Credit Opportunities Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Rule 17d-1 under the 1940 Act to permit AB CarVal Opportunistic Credit Fund (the “Trust”) to engage in certain joint transactions that otherwise may be prohibited by Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that any officer or trustee of the Trust, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.